Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission

Answers for SEC comments on Form 20-F for Fiscal Year Ended December 31, 2007

1.	The reconciliation between U.S. GAAP and Israeli GAAP would be transferred from Item 17 of Form 20-F for the year ended December 31, 2007 to Note 17 of the Company’s consolidated financial statements. The auditors’ report will include a corresponding reference to the reconciliation note.

2.	The financial statements that are to be attached to the amendment Form 20-F will include the auditors’ report issued by Kesselman & Kesselman with respect to the comparative figures for the years ended December 31, 2006 and 2005.

3.	Israeli labor laws and the Severance Pay Law require the Company and its subsidiaries to pay severance pay to employees upon dismissal or retirement (including employees who terminate their employment under certain other circumstances and with certain exceptions, as stipulated by law). The liability for accrued post-retirement/post-employment benefits is computed on the basis of the employee’s salary, which, in management’s opinion, creates entitlement to severance pay.

The Company and its subsidiaries act in conformity with the approval issued by the Minister of Labor under Section 14 of the Israeli Severance Pay Law, 1963, pursuant to which, the Company’s regular deposits with pension funds and/or insurance policies exempt it from any additional liability towards the employees in respect of which such deposits are made. In the opinion of the Group, it would not have any material legal or implied liability to make additional payments in excess of said deposits with respect to the employees’ current period of service and previous service periods. Since, as mentioned above, the Company has no liability towards the employees, the Company has not included in its financial statements a provision for severance pay in respect of the employees and accordingly, in reconciling its financial statements to U.S. GAAP, the Company is not required to make any representation of liability, as no such liability exists.

4.	In the amendment Form 20-F, exhibits 13.1 and 13.2 will be amended and the year will be changed to 2007 (due to a typographical error).

5.	The Company has not included in its Form 20-F for 2007 a reconciliation of Israeli GAAP to U.S. GAAP in respect of the associated company Carmel Container Systems Ltd. (“reconciliation Report”), since there are no material differences between the accounting policy applied in the financial statements of Carmel Container Systems Ltd. and therefore a reconciliation is not required for all reported periods. The auditors’ report issued by Kost Forrer Gabbay – E&Y CPAs, as shown on page 281 of the 289 pages of the 20-F report, refers to the reconciliation report, according to which there are no material differences between the Israeli GAAP to U.S. GAAP in reference to the financial statements of Carmel Container Systems Ltd.

Sincerely, Avi Brener Chief Executive Officer

Hadera Paper LTD
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101, Israel
Tel: 972-4-6349349
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il